SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Clarifications on CVM/B3 questions

COPEL (“Company”) hereby informs its shareholders and the market in general that it is here to provide clarification on an issue regard atypical fluctuation involving securities issued by the Company, requested by means of Official Letter No. 58/2025-SLE, sent on February 11, 2025 by B3 (“Official Letter”), which is transcribed below.

____________________________________________________

Cia Paranaense De Energia - Copel

At. Felipe Gutterres Ramella

Investor Relations Officer

Ref.: Request for clarification on atypical oscillation

Dear Sir,

In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the quantity traded, as shown below, we request that you be informed, by 02/12/2025, whether there is any fact that you are aware of. that can justify them.

Share PNB
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil.%	No. transaction	Amount	Volume (R$)
1/29/2025	9.56	9.5	9.62	9.55	9.52	0.11	17,716	15,267,200	145,824,400.00
1/30/2025	9.52	9.51	9.89	9.78	9.82	3.15	17,580	17,609,500	172,207,162.00
1/31/2025	9.82	9.7	9.87	9.77	9.7	-1.22	17,735	17,509,700	171,073,505.00
2/3/2025	9.67	9.63	9.89	9.8	9.78	0.82	23,749	16,576,600	162,432,967.00
2/4/2025	9.75	9.69	9.87	9.81	9.82	0.41	15,628	9,259,600	90,830,350.00
2/5/2025	9.86	9.75	9.87	9.82	9.81	-0.1	11,534	8,510,700	83,557,494.00
2/6/2025	9.81	9.71	9.87	9.8	9.86	0.51	12,210	13,517,800	132,500,081.00
2/7/2025	9.8	9.67	9.88	9.74	9.73	-1.32	14,363	9,449,700	92,072,991.00
2/10/2025	9.79	9.64	9.84	9.76	9.83	1.03	22,535	12,384,400	120,861,410.00
2/11/2025*	9.85	9.84	10.21	10.05	10.21	3.87	2,990	4,497,400	45,207,212.00

*Updated at 11:29 a.m.

____________________________________________________

In response to the request, the Company informs that it is unaware of any material fact or information not yet disclosed to the market directly related to Copel or its activities that may have influenced the oscillation - treated as atypical in the Official Letter - of its class B preferred shares in the period from 29.01.2025 to 11.02.2025, as well as did not identify any atypicality in the share price, the number of trades, or the trading volume on that (those) day(s)..

Curitiba, February 12, 2025.

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 12, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.